UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INDEVUS PHARMACEUTICALS, INC.

(Name of Subject Company (issuer))

INDEVUS PHARMACEUTICALS, INC.

(Name of Filing Persons (offeror))

6.25% Convertible Senior Notes due 2008

(Title of Class of Securities)

454072 AA7 and 454072 AB5

(CUSIP Number of Class of Securities)

Glenn L. Cooper, M.D.

Chief Executive Officer and Chairman

Indevus Pharmaceuticals, Inc.

33 Hayden Avenue

Lexington, MA 02421-7971

(781) 861-8444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the filing persons)

Copy to:

Josef B. Volman, Esq.

Burns & Levinson LLP

125 Summer St.

Boston, MA 02110-1624

(617) 345-3000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$72,000,000	$2,211.00

(1)	This tender offer statement relates to the exchange by Indevus Pharmaceuticals, Inc. of an aggregate of up to $72,000,000 aggregate principal amount of its 6.25% Convertible Senior Notes due 2009 for $72,000,000 aggregate principal amount of its currently outstanding 6.25% Convertible Senior Notes due 2008. Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, this amount is the book value as of July 6, 2007 of the maximum amount of the currently outstanding 6.25% Convertible Senior Notes due 2008 that may be received by the Registrant from tendering holders.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,211	Filing Party:	Indevus Pharmaceuticals, Inc.
Form or Registration No.:	Schedule TO (File No. 005-41015)	Date Filed:	July 6, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the tender offer statement on Schedule TO (this “Schedule TO”), originally filed on July 6, 2007, by Indevus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offer”) up to $72,000,000 aggregate principal amount of its 6.25% Convertible Senior Notes due 2009 (the “New Notes”) for any and all of the $72,000,000 aggregate principal amount of its currently outstanding 6.25% Convertible Senior Notes due 2008 (the “Old Notes”), upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated July 6, 2007 (the “Offer to Exchange”), and the related Letter of Transmittal for the Exchange Offer (the “Letter of Transmittal”), which are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively to this Schedule TO.

All of the information set forth in the Offer to Exchange and the Letter of Transmittal, and any annexes, schedules or amendments thereto related to the Exchange Offer, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 13 of this Schedule TO.

Except as set forth below, the information contained in the original Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the original Schedule TO.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information under the headings “Description of Capital Stock—Arrangements With Others Concerning Our Securities” and “Description of the New Notes” in the Offer to Exchange is incorporated herein by reference in answer to Item 5 of this Schedule TO.

As referenced in the Offer to Exchange, the Company entered into the following agreements relating to the Old Notes: (a) Indenture dated as of July 16, 2003 between the Company and Lehman Brothers Inc. and Wachovia Capital Markets, LLC, the initial purchasers party thereto; and (b) Registration Rights Agreement dated as of July 16, 2003 among the Company and Lehman Brothers Inc. and Wachovia Capital Markets, LLC, the initial purchasers party thereto. Such agreements are filed as an exhibit to this Schedule TO and incorporated herein by reference.

Item 11. Additional Information.

(b)	Other Material Information. On August 7, 2007, the Company issued a press release announcing the final results of the Exchange Offer, which expired at 9:00 A.M., New York City time, on Monday, August 6, 2007. A copy of the press release is filed as Exhibit (a)(5)(ii) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange, dated July 6, 2007.*

(a)(1)(ii)	Letter of Transmittal. *

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a)(1)(iv)	Letter to Clients. *

(a)(1)(v)	Notice of Guaranteed Delivery. *

(a)(1)(vi)	Letter to Holders*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release issued on July 9, 2007 announcing commencement of the Exchange Offer.*

(a)(5)(ii)	Press Release issued on August 7, 2007 announcing final results of the Exchange Offer.

(b)	None.

(d)(i)	Indenture dated as of August 6, 2007 between the Company and The Bank of New York Trust Company, N.A, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-k filed August 7, 2007)

(d)(ii)	Indenture dated as of July 16, 2003 between the Company, Lehman Brothers Inc. and Wachovia Capital Markets, LLC (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 13, 2003)

(d)(iii)	Registration Rights Agreement dated as of July 16, 2003 between the Company, Lehman Brothers Inc. and Wachovia Capital Markets, LLC (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 13, 2003)

(d)(iv)	Restated Certificate of Incorporation of the Company, as amended (Incorporated by reference to Exhibit 3.4 to the Company’s Annual Report on Form 10-K filed on December 14, 2005 and Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2007)

(g)	None.

(h)	None.

*	Previously filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2007

Indevus Pharmaceuticals, Inc.

By:	/S/ MICHAEL W. ROGERS
Name:	Michael W. Rogers
Title:	Executive Vice President, Treasurer and Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange, dated July 6, 2007.*

(a)(1)(ii)	Letter of Transmittal. *

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a)(1)(iv)	Letter to Clients. *

(a)(1)(v)	Notice of Guaranteed Delivery. *

(a)(1)(vi)	Letter to Holders*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Press Release issued on July 9, 2007 announcing commencement of the Exchange Offer.*

(a)(5)(ii)	Press Release issued on August 7, 2007 announcing final results of the Exchange Offer.

(b)	None.

(d)(i)	Indenture dated as of August 6, 2007 between the Company and The Bank of New York Trust Company, N.A, as trustee (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-k filed August 7, 2007)

(d)(ii)	Indenture dated as of July 16, 2003 between the Company, Lehman Brothers Inc. and Wachovia Capital Markets, LLC (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 13, 2003)

(d)(iii)	Registration Rights Agreement dated as of July 16, 2003 between the Company, Lehman Brothers Inc. and Wachovia Capital Markets, LLC (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed August 13, 2003)

(d)(iv)	Restated Certificate of Incorporation of the Company, as amended (Incorporated by reference to Exhibit 3.4 to the Company’s Annual Report on Form 10-K filed on December 14, 2005 and Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2007)

(g)	None.

(h)	None.

*	Previously filed

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